                                                                    EXHIBIT 99.1

PRESS RELEASE                                              [AMDOCS COMPANY LOGO]

      AMDOCS LIMITED REPORTS 23% GROWTH IN REVENUE TO A RECORD $601 MILLION
                      FOR THE SECOND QUARTER OF FISCAL 2006

     26% GROWTH IN DILUTED EARNINGS PER SHARE BEFORE CERTAIN ITEMS TO $0.44;
                           DILUTED GAAP EPS OF $0.38


Key highlights:

o     Second quarter revenue grew 23% to $601 million
o 26% increase in second quarter diluted EPS, excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, to $0.44; Exceeds guidance of $0.42
o     Diluted GAAP EPS of $0.38
o     Free cash flow of $86 million for the quarter
o Sprint Nextel selected Amdocs to provide a single platform to support its more than 45 million wireless subscribers
o After the quarter, Amdocs announced that it had signed an agreement to acquire Qpass, a leading provider of digital commerce software and solutions, for $275 million in cash
o Third quarter fiscal 2006 guidance: Expected revenue of approximately $622 million and diluted EPS of $0.46, excluding acquisition-related costs, net of related tax effects, and approximately $0.04-$0.05 per share of equity-based compensation expense. Diluted GAAP EPS is expected to be approximately $0.39-$0.40. This guidance excludes any potential impact of the pending acquisition of Qpass
o Updated fiscal 2006 guidance: Expected revenue of approximately $2.445-$2.465 billion and diluted EPS of $1.78-$1.80, excluding acquisition-related costs, net of related tax effects, and approximately $0.16-$0.18 per share of equity-based compensation expense. Diluted GAAP EPS is expected to be approximately $1.51-$1.55. This guidance excludes any potential impact of the pending acquisition of Qpass

ST. LOUIS, MO - APRIL 26, 2006 - Amdocs Limited (NYSE: DOX) today reported that for the second quarter ended March 31, 2006, revenue was $601.1 million, an increase of 23.1% from last year's second quarter. Excluding acquisition-related costs and equity-based compensation expense, net of related tax effects, of $13.7 million, net income was $95.5 million, or $0.44 per diluted share, compared to net income, excluding $1.7 million of acquisition-related costs net of related tax effects, of $76.0 million, or $0.35 per diluted share, in the second quarter of fiscal 2005. The Company's net income was $81.8 million, or $0.38 per diluted share, compared to net income of $74.3 million, or $0.34 per diluted share, in the second quarter of fiscal 2005. Free cash flow, defined as cash flow from operations less net capital expenditures and principal payments on capital leases, was $86.4 million in the quarter.

"This was another very successful quarter for Amdocs," said Dov Baharav, Chief Executive Officer of Amdocs Management Limited. "Revenue grew 23%, helping to increase earnings at an even greater rate. This performance is the result of the 13,000 employees at Amdocs executing on our strategy of providing systems to support integrated customer management to the top tier service providers.

"This was one of our best quarters ever for new business signings. Demand for Amdocs products and services continues to be driven by service providers' need to address competition, consolidation and convergence. Digital content will be an increasingly important revenue driver in the future as service providers continue to introduce new products and services, and we will expand our presence in this area with our acquisition of Qpass. We are the leading provider to our market and are confident that we will deliver strong results in fiscal 2006 and beyond," continued Baharav.

During the second quarter, Amdocs new business included eleven new key wins. In addition to Sprint Nextel, these wins include a large project with a subsidiary of a current wireline customer as it adopts an integrated customer management strategy. In the directory area, Amdocs had several wins with projects involving sales force automation, digital advertising, and business process outsourcing. Amdocs was selected by Vimpelcom and its affiliates in the Commonwealth of Independent States as they standardize on Amdocs technology to manage their wireless and wireline customers in an integrated fashion.

FINANCIAL OUTLOOK
Amdocs expects that revenue for the third quarter of fiscal 2006 ending June 30, 2006, will be approximately $622 million. Diluted earnings per share for the quarter are expected to be $0.46, excluding acquisition-related costs, net of related tax effects, and the impact of approximately $0.04-$0.05 per share of equity-based compensation expense. Diluted GAAP EPS is expected to be approximately $0.39-$0.40. This guidance excludes any potential impact of the pending acquisition of Qpass. Amdocs may incur a one-time charge in its third fiscal quarter to account for certain costs related to the Qpass acquisition.

Updated fiscal 2006 guidance: Expected revenue of approximately $2.445-$2.465 billion and diluted EPS of $1.78-$1.80, excluding acquisition-related costs, net of related tax effects, and approximately $0.16-$0.18 per share of equity-based compensation expense. Diluted GAAP EPS is expected to be approximately $1.51-$1.55. This guidance excludes any potential impact of the pending acquisition of Qpass.

Amdocs will host a conference call on April 26, 2006 at 5 p.m. Eastern Time to discuss the Company's second quarter results. The call will be carried live on the Internet via www.InvestorCalendar.com and the Amdocs website, www.amdocs.com.

ABOUT AMDOCS
Amdocs combines innovative software and services with deep business knowledge to accelerate implementation of integrated customer management by the world's leading service providers. By delivering a comprehensive portfolio of software and services that spans the customer lifecycle, Amdocs enables service companies to deliver an intentional customer experience(TM), which results in stronger, more profitable customer relationships. Service providers also benefit from a rapid return on investment, lower total cost of ownership and improved operational efficiencies. A global company with revenue of more than $2 billion in fiscal 2005, Amdocs has 13,000 employees and serves customers in more than 50 countries around the world. For more information, visit Amdocs at www.amdocs.com.

CAUTIONARY STATEMENTS
Investors are cautioned that this press release contains certain information that is not prepared in accordance with GAAP. Investors should not construe these financial measures as being superior to GAAP. The Company's management uses this financial information in its internal analysis in order to exclude the effect of acquisitions and other significant items that may have a disproportionate effect in a particular period. Accordingly, management believes that isolating the effects of such items enables management and investors to consistently analyze the critical components and results of operations of the Company's business and to have a meaningful comparison to prior periods.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs ability to grow in the business markets that it serves, Amdocs ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, the Company specifically disclaims any obligation to do so. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on December 28, 2005 and our quarterly 6-K furnished on February 15, 2006.

CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                       THREE MONTHS ENDED         SIX MONTHS ENDED
                                            MARCH 31,                  MARCH 31,
                                    ----------------------    ----------------------
                                      2006(1)       2005        2006(2)       2005
                                    --------    ----------    ----------    --------
Revenue:
  License                           $ 30,291    $   27,344    $   61,952    $ 47,710

  Service                            570,838       461,072     1,126,205     910,238
                                    --------    ----------    ----------    --------
                                     601,129       488,416     1,188,157     957,948
Operating expenses:

  Cost of license                        916           998         1,978       2,153
  Cost of service                    388,333       310,291       762,384     605,238
  Research and development            41,823        33,263        84,937      66,174
  Selling, general and
     administrative                   73,799        54,592       152,349     109,552
  Amortization of purchased
     intangible assets                 7,469         2,079        15,041       5,797
                                    --------    ----------    ----------    --------
                                     512,340       401,223     1,016,689     788,914
                                    --------    ----------    ----------    --------
Operating income                      88,789        87,193       171,468     169,034


Interest income and other, net        10,307         5,680        18,721      10,639
                                    --------    ----------    ----------    --------
Income before income taxes            99,096        92,873       190,189     179,673

Income taxes                          17,334        18,576        33,093      35,933
                                    --------    ----------    ----------    --------
Net income                          $ 81,762    $   74,297    $  157,096    $143,740
                                    ========    ==========    ==========    ========
Basic earnings per share            $   0.40    $     0.37    $     0.78    $   0.71
                                    ========    ==========    ==========    ========
Diluted earnings per share(3)       $   0.38    $     0.34    $     0.74    $   0.67
                                    ========    ==========    ==========    ========
Basic weighted average number of
   shares outstanding                202,515       202,168       201,509     201,933
                                    ========    ==========    ==========    ========
Diluted weighted average number
   of shares outstanding             217,919       218,807       216,394     218,127
                                    ========    ==========    ==========    ========



(1) The second quarter of fiscal 2006 includes equity-based compensation pre-tax expense of $9,940, which was classified as follows: $3,717 to Cost of service, $720 to Research and development and $5,503 to Selling, general and administrative.

(2) The first half of fiscal 2006 includes equity-based compensation pre-tax expense of $21,000, which was classified as follows: $8,072 to Cost of service, $1,809 to Research and development and $11,119 to Selling, general and administrative.

(3) To reflect the impact of assumed conversion of the convertible notes, $979 and $1,979, representing interest expense and amortization of issuance costs, were added back to net income for the three and six months ended March 31, 2006, respectively, and $983 and $1,967 were added back to net income for the three and six months ended March 31, 2005, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME
             EXCLUDING AMORTIZATION OF PURCHASED INTANGIBLE ASSETS,
            EQUITY-BASED COMPENSATION EXPENSE AND RELATED TAX EFFECTS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      THREE MONTHS ENDED        SIX MONTHS ENDED
                                          MARCH 31,                  MARCH 31,
                                   ----------------------    ----------------------
                                    2006(1)       2005(1)      2006(2)      2005(2)
                                   --------    ----------    ----------    --------
Revenue:
  License                          $ 30,291    $   27,344    $   61,952    $ 47,710
  Service                           570,838       461,072     1,126,205     910,238
                                   --------    ----------    ----------    --------
                                    601,129       488,416     1,188,157     957,948

Operating expenses:
  Cost of license                       916           998         1,978       2,153
  Cost of service                   384,616       310,291       754,312     605,238
  Research and development           41,103        33,263        83,128      66,174
  Selling, general and
     administrative                  68,296        54,592       141,230     109,552
                                   --------    ----------    ----------    --------
                                    494,931       399,144       980,648     783,117
                                   --------    ----------    ----------    --------
Operating income                    106,198        89,272       207,509     174,831

Interest income and other, net       10,307         5,680        18,721      10,639
                                   --------    ----------    ----------    --------
Income before income taxes          116,505        94,952       226,230     185,470

Income taxes                         20,971        18,990        40,721      37,094
                                   --------    ----------    ----------    --------
Net income                         $ 95,534    $   75,962    $  185,509    $148,376
                                   ========    ==========    ==========    ========
Diluted earnings per share(3)      $   0.44    $     0.35    $     0.87    $   0.69
                                   ========    ==========    ==========    ========
Diluted weighted average number
   of shares outstanding            217,919       218,807       216,394     218,127
                                   ========    ==========    ==========    ========

(1) Excludes $7,469 and $2,079 for amortization of purchased intangible assets, $9,940 and $0 for equity-based compensation expense and tax effects related to the above of $(3,637) and $(414) for the three months ended March 31, 2006 and 2005, respectively. Including the above items, income before income taxes was $99,096 and $92,873, and diluted earnings per share were $0.38 and $0.34 for the three months ended March 31, 2006 and 2005, respectively.

(2) Excludes $15,041 and $5,797 for amortization of purchased intangible assets, $21,000 and $0 for equity-based compensation expense and tax effects related to the above of $(7,628) and $(1,161) for the six months ended March 31, 2006 and 2005, respectively. Including the above items, income before income taxes was $190,189 and $179,673, and diluted earnings per share were $0.74 and $0.67 for the six months ended March 31, 2006 and 2005, respectively.

(3) To reflect the impact of assumed conversion of the convertible notes, $979 and $1,979, representing interest expense and amortization of issuance costs, were added back to net income for the three and six months ended March 31, 2006, respectively, and $983 and $1,967 were added back to net income for the three and six months ended March 31, 2005, respectively, for the purpose of computing diluted earnings per share.

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)


                                                                                   AS OF
                                                                       -----------------------------
                                                                         MARCH 31,         SEPTEMBER
                                                                           2006            30, 2005
                                                                       -------------      -----------
                                                                       (Unaudited)         (Audited)
ASSETS

Current assets

Cash, cash equivalents and short-term interest-bearing investments
                                                                         $1,353,046      $1,145,563
Accounts receivable, net, including unbilled of $42,572 and
   $28,994, respectively                                                    349,744         304,237
Deferred income taxes and taxes receivable                                   80,889         101,162
Prepaid expenses and other current assets                                    78,538          76,780
                                                                         ----------      ----------
    Total current assets                                                  1,862,217       1,627,742

Equipment, vehicles and leasehold improvements, net                         159,891         181,812

Goodwill and other intangible assets, net                                 1,111,752       1,129,258
Other noncurrent assets                                                     288,231         263,656
                                                                         ----------      ----------
Total assets                                                             $3,422,091      $3,202,468
                                                                         ==========      ==========

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities

Accounts payable and accruals                                            $  418,217      $  462,276
Short-term portion of capital lease obligations and other financing
   arrangements                                                               1,976           8,480
Deferred revenue                                                            245,689         216,770
Deferred income taxes and taxes payable                                     179,093         171,377
                                                                         ----------      ----------
    Total current liabilities                                               844,975         858,903
0.50% Convertible notes                                                     450,000         450,000
Noncurrent liabilities and other                                            228,898         237,113
Shareholders' equity                                                      1,898,218       1,656,452
                                                                         ----------      ----------
Total liabilities and shareholders' equity                               $3,422,091      $3,202,468
                                                                         ==========      ==========